UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69697/ June 5, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15302

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In the Matter of
                                                                  :
ACTAVISION VENTURES, INC.,   :
AMERICAN RESOURCES GROUP, INC.,   :   ORDER MAKING FINDINGS
AUDIOSCIENCE, INC.,   :   AND IMPOSING SANCTIONS
BASSET ENTERPRISES, INC.,   :   BY DEFAULT AS TO FIVE
CYBERTEX ENTERPRISES, INC.   :   RESPONDENTS
        (n/k/a SYNVION CORP.), and   :
DUCT UTILITY CONSTRUCTION &   :
        TECHNOLOGIES, INC.   :

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        The Securities and Exchange Commission (Commission) instituted this proceeding with
an Order Instituting Administrative Proceedings (OIP) on April 25, 2013, pursuant to Section
12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents
Actavision Ventures, Inc. (Actavision), American Resources Group, Inc. (American Resources),
Audioscience, Inc. (Audioscience), Cybertex Enterprises, Inc. (n/k/a Synvion Corp.) (Synvion),
and Duct Utility Construction & Technologies, Inc. (Duct Utility) (collectively, Respondents),
repeatedly failed to file timely periodic reports with the Commission, in violation of Section
13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

        The Office of the Secretary and the Division of Enforcement have provided evidence that
Respondents were served with the OIP by April 29, 2013, in accordance with Rule 141(a)(2)(ii)
of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). An Answer was due
ten days after service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On May 14, 2013,
Respondents were ordered to show cause, by May 24, 2013, why the registrations of their
securities should not be revoked by default. To date, Respondents have not filed an Answer or
responded to the Order to Show Cause.

        Respondents are in default for failing to file Answers, respond to the Order to Show
Cause, or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f).
Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the
following allegations in the OIP to be true.

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[1] There is no evidence that Basset Enterprises, Inc., has been served with the OIP and it therefore
remains in the proceeding.

Actavision, Central Index Key (CIK) No. 1386975, is a forfeited Delaware corporation located in Farmington, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Actavision is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009.

American Resources, CIK No. 225255, is a Colorado corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Resources is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1993, which reported a net loss of $10,500 for the prior three months.

Audioscience, CIK No. 874688, is a Minnesota corporation located in Minnetonka, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Audioscience is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1994, which reported a net loss of over $861,000 for the prior three months. On June 20, 1994, Audioscience filed a Chapter 7 petition in the United States Bankruptcy Court for the District of Minnesota, and the case was terminated on September 19, 1997.

Synvion, CIK No. 853306, is a dissolved Nevada corporation located in Littleton, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Synvion is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1995.

Duct Utility, CIK No. 742876, is a delinquent Colorado corporation located in Cincinnati, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Duct Utility is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a net loss of over $1.9 million for the prior six months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Actavision Ventures, Inc., American Resources Group, Inc., Audioscience, Inc., Cybertex Enterprises, Inc. (n/k/a Synvion Corp.), and Duct Utility Construction & Technologies, Inc., are hereby REVOKED.

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Cameron Elliot
Administrative Law Judge